Exhibit 99.108

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer

Gunnison Copper Corp. (the “Company” or “Gunnison”)

Suite 2400, 1055 West Georgia Street

Vancouver, B.C., V6E 3P3

Item 2.	Date of Material Change

June 3, 2026

Item 3.	News Release

A news release announcing the material change referred to in this report was issued through Newsfile and a copy is filed on SEDAR+.

Item 4.	Summary of Material Change

On June 3, 2026, the Company announced it had closed its previously announced bought deal public offering, pursuant to which the Company sold 82,144,500 common shares (the “Common Shares”), including the full exercise of the over-allotment option granted by the Company of 10,714,500 Common Shares, at a price of C$0.42 per Common Share for gross proceeds of approximately C$34.5 million (the “Offering”).

The Offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord Genuity”), as sole bookrunner, on behalf of a syndicate of underwriters that included Paradigm Capital Inc., as co-lead underwriter with Canaccord Genuity, and Ventum Financial Corp. and CIBC Capital Markets.

Item 5.1	Full Description of Material Change

On June 3, 2026, the Company announced it had closed its previously announced bought deal public offering, pursuant to which the Company sold 82,144,500 common shares, including the full exercise of the over-allotment option granted by the Company of 10,714,500 Common Shares, at a price of C$0.42 per Common Share for gross proceeds of approximately C$34.5 million. The net proceeds of the Offering will be used to advance the Company’s Gunnison Copper Project in Arizona, as well as for working capital and general corporate purposes.

The Offering was conducted by a syndicate of underwriters led by Canaccord Genuity, as sole bookrunner, on behalf of a syndicate of underwriters that included Paradigm Capital Inc., as co-lead underwriter with Canaccord Genuity, and Ventum Financial Corp. and CIBC Capital Markets.

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The Offering was offered in (i) each of the provinces of Canada, except Quebec, pursuant to a prospectus supplement dated May 29, 2026 to the Company’s short form base shelf prospectus dated May 19, 2026 (collectively, the “Prospectus”), (ii) the United States on a private placement basis to Qualified Institutional Buyers pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act of 1933”), and (iii) such other jurisdictions outside of Canada and the United States on a private placement basis in accordance with applicable laws.

A copy of the Prospectus is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act of 1933 and applicable state securities laws. This material change report does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Olen Aasen, General Counsel and Corporate Secretary

Phone: (602) 559-5580

Item 9.	Date of Report

June 4, 2026

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